Summary of Changes to Offering Statement

Form 1-A/A **Pre-Qualification Amendment**

VPP GAS, Inc. (the "Company")
CIK: 0002134530

Summary of Amendment
Pursuant to Regulation A under the Securities Act of 1933, as amended, the Offering Statement on Form 1-A, VPP GAS, Inc. (the "Company") hereby submits this summary of changes describing the revisions made to the Offering Statement.

This summary is provided for the convenience of the staff of the Securities and Exchange Commission. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Statement.

Description of Changes
Since the qualification of the Offering Statement, the Company has made the following changes, updates, and clarifications to the Offering Statement, as amended pursuant to the comments made by the Securities and Exchange Commission:

- Removed all references to the engagement of a broker dealer in connection with the offering, as the Company will not be utilizing a broker dealer to conduct the capital raise.
- Revised the offering table to remove underwriting discounts and commissions, reflecting that no commissions will be paid in connection with the sale of the securities.
- Clarified that the capital raise will be conducted directly by the Company's management on a self-underwritten basis.

No Other Material Changes
Except as expressly described above, there have been no material changes to the Company's business, capitalization, offering terms, risk factors, or management, and the Offering Statement otherwise remains in substantially the same form as previously qualified.
Incorporation by Reference
In the event of any inconsistency between this summary and the Offering Statement, the Offering Statement shall control.

VPP GAS, Inc.

By:/s/   Stephen H. Watkins
President/Secretary